SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Motient Corporation

(Name of Subject Company (Issuer))

Motient Corporation

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Series A Cumulative Convertible Preferred Stock
(Title of Class of Securities)

619908 40 3
(CUSIP Number of Class of Securities)

Robert L. Macklin
General Counsel and Secretary
300 Knightsbridge Parkway
Lincolnshire, IL  60069
(847) 478-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
W. Mark Young
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas  77002
(713) 220-4200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$408,500,000	$48,081

*      For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was estimated pursuant to Rule 457(f)(2) based on the book value of the Series A Cumulative Convertible Preferred Stock.

**   Previously paid.  The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________
Form or Registration No.: ______________
Filing Party: ________________________
Date Filed: _________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No.1 to Tender Offer Statement on Schedule TO is filed by Motient Corporation, a Delaware Corporation (“Motient”) on October 4, 2005 and relates to Motient’s offer to exchange shares of Motient’s Series B Cumulative Convertible Preferred Stock (the “Series B Preferred”), for any and all outstanding shares of Motient’s Series A Cumulative Convertible Preferred Stock (the “Series A Preferred”) upon the terms and subject to the conditions set forth in the Company Notice dated September 27, 2005 (the “Company Notice”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (as amended or supplemented from time to time, collectively constitute the “Exchange Offer Documents”).

Item 12. Materials to be Filed as Exhibits.

(i) Item 12 is hereby amended to add a reference to Exhibit (a)(1)(E), which is attached hereto, as follows:

(a)(1)(E)  Letter to Series A Preferred Stockholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated:  October 4, 2005

MOTIENT CORPORATION

By: /s/ Robert Macklin

Name:  Robert Macklin
Title:  General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients.*
(a)(1)(E)	Letter to Series A Preferred Stockholders.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 27, 2005

5